ANDERSON MŌRI
IZUMI GARDEN TOWER, 6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
URL: http://www.andersonmori.com

BEIJING OFFICE
BEIJING FORTUNE BLDG., RM. 709
NO.5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

Writer: Hirohito Akagami
Direct Tel: [81]-[3]-6888-1044
Direct Fax: [81]-[3]-6888-3044
e-mail: hirohito.akagami@andersonmori.com

Our Ref: 5871-A-001

July 9, 2004

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, DC 20549
U. S. A.

Re: FANCL CORPORATION
(FILE NO. 82-5032)
Rule 12g3-2(b) Exemption

Dear Sirs:

We are writing on behalf of FANCL CORPORATION which filed an exemption application for its shares based upon Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, which application was received by you on November 15, 1999. We enclose herewith the following documents required to be provided by FANCL CORPORATION thereunder:

1. Summary English translation of the notice of a General Meeting of Shareholders dated June 2, 2004 together with Annual Business Report; and

2. Summary English translation of the notice of resolutions of the General Meeting of Shareholders dated June 21, 2004.

3. Brief description of the Annual Securities Report dated June 21, 2004;

Should you have any questions, please do not hesitate to let us know.

Very truly yours,

ANDERSON MORI

By: ______________________
Hirohito Akagami

HA/SD:mio
Encls.

1. Summary English translation of the notice of a General Meeting of Shareholders dated June 2, 2004 together with Annual Business Report

June 2, 2004

NOTICE OF CONVOCATION OF THE GENERAL MEETING OF SHAREHOLDERS OF FANCL CORPORATION FOR THE 24TH BUSINESS PERIOD

To: THE SHAREHOLDERS

We have the pleasure to notify you that the Ordinary General Meeting of Shareholders of the Company will be held for the 24th business period of the Company and your attendance is cordially requested.

If you are unable to attend the meeting, you may exercise the voting rights in writing or through the electromagnetic way (internet). We kindly ask you to review the attached referential documents, affix your seal or signature on the enclosed instruction card concerning the exercise of voting rights indicating thereon your approval or disapproval of the items of business, and return this to the Company, or to exercise the voting rights through the electromagnetic way (http://www.evote.jp/).

Sincerely yours,

Kenji Fujiwara
President and Representative Director

FANCL CORPORATION
109-1, Iijima-cho, Sakae-ku,
Yokohama City, Kanagawa Pref.
Japan

PARTICULARS OF MEETING

1. **Date and Time:** June 19, 2004 (Sat.) 10:00 a.m.
2. **Place:** 13-1, Isogo 3-chome, Isogo-ku, Yokohama City
   Yokohama Prince Hotel
   1st floor "Aya-Nishiki" Room
   (Please see the attached map as a guide to the place of meeting.)
3. **Purpose of Meeting:**

Item to be Reported: The Balance Sheet as of March 31, 2004, Income Statement and Business Report for the 24th business period (from April 1, 2003 to March 31, 2004).

Items of Business:

1st Item of Business: Matters concerning the approval of the proposed appropriation of profit for the 24th Business Period

2nd Item of Business: Matters concerning the partial amendment of the Articles of Incorporation of the Company (Details of this Item of Business are set forth in the "Referential Documents for the Exercise of Voting Rights".)

3rd Item of Business: Matters concerning the approval of the corporate split agreement between the Company and its subsidiary FANCL Biken Co., Ltd. (Details of this Item of Business are set forth in the "Referential Documents for the Exercise of Voting Rights".)

4th Item of Business: Matters concerning the appointment of one director

5th Item of Business: Matters concerning the appointment of one auditor

6th Item of Business: Matters concerning the payment of retirement allowances to retiring directors

7th Item of Business: Matters concerning the amendment of compensations of the auditors

8th Item of Business: Matters concerning the issue of stock acquisition rights as stock options (Details of this Item of Business are set forth in the "Referential Documents for the Exercise of Voting Rights".)

END

* * *

When you attend the meeting, please present the enclosed instruction card to the receptionist. When you exercise the voting rights through the electromagnetic way (internet), please read the "information concerning the exercise of the voting rights through the internet" as specified below.

Attachment

Business Report
for the period
from April 1, 2003 to March 31, 2004

1. Outline of Business Operation
(1) Development and Results of Business

Movements of Japan's Economy and Industry

Consumer spending during the subject period remained low with no improvement of the environment for income and employment, although the Japanese economy showed sign of recovery from the third quarter with increase of exports and recovery of capital investment.

The overall sales of the cosmetics industry remained the same level despite improvements in some basic cosmetics. In the health food industry, competition is getting remarkably intensified despite the expansion of the market size with the background of high consciousness for health care with the diversification of distribution channels and the entry of leading companies.

Business Development for the Subject Period

In the cosmetics business, in order to activate make up products, we have enormously renewed "Belmeil", the additive-free make up products, and "Clevance", point make up products, in September 2003 and in January 2004 respectively since September 1997. In other product development region, we released "Shape Design Body Lotion", the additive-free body care products in May 2003. As for retails, we opened "FANCL Square" in April 2003, and refurbished the existing shops including amendment of type of operation and enhanced the education for shop staffs. During the subject period, we opened 3 shops of "FANCL House" and closed 8 shops, and we had 114 shops at the end thereof. We opened 9 shops of "FANCL Style", a new business integrating "FANCL House" and "Genki Station" and we had 10shops at the end of thereof. As a result, despite these business operations, the turnover of the cosmetics business for this period was JPY25,882 million (12.5% decrease from the previous period) offset by the decline in the sales of basic cosmetics such as "Fenatty",.

In the health food business, we reviewed the products line-ups and terminated sales of 16 items from June to August 2003. On the other hand, we released "Tence up EX" and "White Advance" as the high added value products using original materials in November 2003 and in March 2004 respectively and changed the strategy from the price demanding course to the high added value course. Besides, we released "Fancl Mesima" in May 2003, the mycelium essence supplement co-developed with Kankoku Shinyaku. We improved the diet supplements as to improve and newly release "Perfect slim" in January 2004. During the subject period, we opened 2 shops of "Genki Station" but closed 1 shop, and the number of the shops remained 9 unchanged from the end of the previous period. During this period we closed 8 shops of "Genki Net", and we had 2 shops at the end thereof. Due to these business operations, sales of the products concerning diets and beauty supplement increased, and turnover of the health food business for this period was JPY28,175 million (1.4% increase from the previous period).

In other operations, with respect to the sprouting unpolished rice (*hatsuga genmai*) business, we released "Pop Rice Cracker Grains" in April 2003, and amended and newly released "Sprouting Rice Powder (granulated powder type)(*Hatsugamai kona*)" and "Sprouting Unpolished Cooked Rice (*Hatsugamai Gohan*)" respectively in August and September 2003.

Although we had performed such active distribution measures as to enhance business activity associated with TV commercials, sales in both male-order service and OEM supplies declined With respect to the Green Juice (*Aojiru*) business, we amended and newly released "Green Juice Powder (*Aojiru Hunmatsu*)" in September 2003. Due to deficiency of kale, the raw material caused by bad weather, the freezed type was out of stock for the time being and caused troubles to customers. However, the Green Juice (*Aojiru*) business as a whole showed good performance and the sales increased. With respect to the comfortable life (*kaiteki seikatsu*) business, sales of sundry goods showed good performance. Despite these business operations, turnover in other operations for this period was JPY12,391 million (7.4% decrease from the previous period) deeply effected by depression in the sprouting unpolished rice (*hatsuga genmai*) business.

In total, turnover for this period was JPY66,448 million (6.1% decrease from the previous period). Ordinary income was JPY5,906 million (38.0 % decrease from the previous period) due to the sales decrease in the cosmetics business which has the highest profit ration, and net income was JPY2,602 million (51.1% decrease from the previous period), after the allocation of the special loss such as the carried over amount from the past year concerning revision of provisions for retirement allowances to executives.

(2) Future Challenges for the Company

Since our initiation, we had been challenging against the common sense of the industry through the additive-free cosmetics, the health foods, the sprouting unpolished rice and the Green Juice business, following the management policy "to constitute the structure to solve matters with "negative meanings"". However, due to the change of the market environment, it became difficult to expect the growth as before in sales and profits. In these circumstances, we planed the middle-term management plan for 3 years (FANCL Change&Challenge Plan) which starts from the 25th business period. In the relevant plan, we will aim at clarify the position and the direction of each business and to optimize the products and the distribution channels. .

With respect to the cosmetics business, we position it as the core business setting out profitability, clarify the main products, and develop products focused on functionality. We place the male-order service as the core distribution channels and we will set out to expand the sales in retails by opening new stores actively.

With respect to the health food business, we position it as the core business setting out profitability as well as the cosmetic business, clarify the main products and organize various species of products. On the other hand, we will also devote the high added value products using original materials based on our R&D ability. We will place the male-order service as the core distribution channels and will enhance retail and wholesale.

With respect to the sprouting unpolished rice business and the Green Juice business, we position it as the growing business, ensure the superiority in qualities, aim at improve the profitability in by expanding sales and promoting the distribution, and set out surplus in the profitability. We will place wholesale as the core distribution channels and will enhance the male-order service.

We kindly ask all the shareholders to understand our business attitude and to provide us with more support than ever before.

(3) Capital Investment

Capital investment for the period totalled JPY1,495 million, principally accrued from the acquirement of lands and buildings of former Yokohama Distribution Centre (Sakae-ku Yokohama-shi) and renewal of the shops under direct management..

(4) Capital Procurement
The Company raised no capital for the period.

(5) Results of Operations and Conditions of Assets

Period / Division	21st Period March 2001	22nd Period March 2002	23rd Period March 2003	24th (Current) Period March 2004
Turnover (JPY million)	58,824	66,302	70,733	66,448
Ordinary Income (JPY million)	8,214	8,723	9,523	5,906
Net Income (JPY million)	4,523	4,794	5,327	2,602
Net Income per Share (JPY)	232.11	245.94	231.68	118,80
Total Assets (JPY million)	63,695	67,146	67,074	65,900
Net Assets (JPY million)	52,488	56,762	57,418	55,865

(Notes)

1. Net income per share was calculated based on the average total number of issued shares during the period [in the 22nd period and later, after the acquisition of the own shares]. Net income per share for the 21st and 23rd (current) Periods were calculated assuming that a share split took place at the beginning of the respective period.
2. From the 23rd (Current) Period, "Accounting Standards relating to Net Income per Share" (Corporate Accounting Standards No. 2) and "Application Guideline for Accounting Standards relating to Net Income per Share" (Application Guideline for Corporate Accounting Standards No. 4) are applied, which has no effect on the results.
3. For the 24th (Current) Period, the results are as described in the above "(1) Development and Results of Business".
4. Financial documents are made pursuant to the constructions regulations of the Commercial Code amended by "the ministry ordinance to amend a part of the constructions regulations of the Commercial Code" (No.7 of Justice Ministry ordinance as of February 28, 2003 and No.68 of Justice Ministry ordinance as of September 22, 2003) since the 24th (Current) Period. Therefore, "Net Income (*toki rieki*)" and "Net Income per Share (*hitokbu atari toki rieki*)" as before are indicated as "Net Income (*toki jun rieki*)" and "Net Income per Share (*hitokabu atari toki jun rieki)*" respectably.

2. Summary English translation of the notice of resolutions of the General Meeting of shareholders dated June 21, 2003

Notice to shareholders notifying that all the items were resolved and approved in their original form at the General Meeting of Shareholders held on June 19, 2004.

3. Brief description of Annual Securities Report dated June 21, 2004

Annual Securities Report stating the results for the year ended March 31, 2004 filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance in Japan.